Exhibit 99.1

Ticketplus Launches in Brazil, Latin America’s Largest Economy, Reaching Its 2026 Target of 12 Active Markets

Brazil becomes Ticketplus’s 12th active market ahead of year-end; the Company now operates in all six of Latin America’s largest economies

Ticketplus in Latin America

Countries where Ticketplus operates

MEXICO
DOMINICAN REPUBLIC
COSTA RICA
COLOMBIA
ECUADOR
PERU
BRAZIL
PARAGUAY
CHILE
URUGUAY
ARGENTINA
Ticketplus markets
Other countries

SANTIAGO, Chile, November 5, 2026 (GLOBE NEWSWIRE) -- Ticketplus Ltd. (“Ticketplus” or the “Company”) (NYSE American: TP), a technology company providing infrastructure that powers live entertainment across Latin America, today announced the official launch of its platform in Brazil, the region’s largest economy and most populous country. With the launch, Brazil becomes Ticketplus’s 12th active market, meeting the Company’s previously announced full-year 2026 outlook of at least 12 active markets ahead of year-end.

Highlights

●	12 active markets, ahead of schedule. Brazil brings Ticketplus to the 12 active markets targeted in its 2026 outlook.

●	Footprint across all six of Latin America’s largest economies. Ticketplus now operates in Brazil, Mexico, Argentina, Colombia, Chile and Peru.

●	Built for Brazil. The platform runs in Portuguese, accepts cards and Pix through leading Brazilian payment providers, and is integrated with Brazilian invoicing and consumer protection requirements.

●	White-label model. Empowers Brazilian operators to run their businesses on Ticketplus technology, under their own brands.

This launch marks the first time Ticketplus’s platform is available to Brazilian promoters, venues and ticketing operators. Serving as the underlying technology provider, Ticketplus provides end-to-end solutions, from ticketing and payments to access control and data, while its partners keep full brand ownership and their direct relationships with their audiences.

White-label as the growth engine

Brazil joins the model that is driving Ticketplus’s growth. During the first nine months of 2026, sales processed for white-label partners more than tripled year over year and accounted for 57.7% of the platform’s Total Platform Sales (GMV). Each new market is added on top of the same technology already running across the region.

Brazil, with a population of approximately 212 million, has more people than all of Ticketplus’s other South American markets combined, according to 2024 World Bank data.

“When we reported our third quarter results, we said that expanding into new markets through our white-label model was our priority for the rest of the year. Brazil is the first, and it is the largest market in the region,” said Chien-Fu Chen, Chief Executive Officer of Ticketplus. “We adapted the platform to Brazil’s payments, invoicing, regulations and language, and it is now live. We believe Brazil represents one of the largest long-term opportunities for our platform, and we are entering with the same technology that already powers events across the region.”

About Ticketplus

Ticketplus Ltd. (NYSE American: TP) is a technology company providing underlying infrastructure that powers live events across Latin America. Its proprietary, end-to-end platform integrates ticketing, payments, access control and data analytics, enabling events of all sizes to run on a single technology foundation. The Company operates through a Full Operation model and a White-Label SaaS model in 12 markets: Argentina, Brazil, Chile, Colombia, Costa Rica, the Dominican Republic, Ecuador, Mexico, Paraguay, Peru, the United States and Uruguay. In the first nine months of 2026, the platform processed more than 62,400 events and Total Platform Sales (GMV) of US$457.8 million, up 131.5% year over year. For more information, please visit the Ticketplus investor relations website at investors.ticketplus.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements about the Company’s operations and growth opportunity in Brazil, its regional presence, its expansion into new markets, its white-label model and its outlook for active markets. Words such as “anticipate,” “believe,” “expect,” “opportunity,” “outlook,” “plan,” “priority,” “will,” “may,” “intend” and similar expressions identify forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties, including the pace of adoption of the Company’s platform by promoters, venues and ticketing operators in Brazil; competition from established ticketing providers in Brazil; the Company’s ability to comply with Brazilian consumer protection, data privacy (including the LGPD), tax and electronic invoicing requirements; the performance of third-party payment providers, including for Pix; fluctuations in the Brazilian real and other local currencies; macroeconomic and political conditions in Latin America; the Company’s ability to launch additional markets on its expected timeline; and the other factors described under “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. Actual results may differ materially. Forward-looking statements speak only as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required by law.

Investor Contact

Jack Perkins

KCSA Strategic Communications

Ticketplus@kcsa.com

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